Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

February 8, 2023

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10583
Cboe Vest Large Cap Deep Buffered 100 Portfolio
(the “Trust”)
CIK No. 1956195 File No. 333-269054

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Front Cover

1.Please explain to the Staff how the Trust is able to provide a 100% buffer. Additionally, what is the proposed cap for the Trust?

Response:The Trust will (1) purchase in-the-money call options with a $0.01 strike price, (2) purchase at-the-money put options and (3) write out-of-the-money call options on the Underlying ETF. The in-the-money purchased call option with a low strike price will provide exposure to the Underlying ETF and the at-the-money purchased put option will provide 100% downside buffer protection on the Underlying ETF, while the out-of-the-money written call option will generate the Cap. The Cap as of January 27, 2023, was approximately 10.40% (before fees and expenses), and is subject to change on the Initial Date of Deposit under different market environments (e.g., volatility, interest rates, etc.). However, the Cap will not change for the life of the Trust once deposited.

2.The Staff notes that First Trust ETFs show the cap and buffer before and after fees and expenses on the front cover. The Staff believes the Trust should just have two “after lines,” one showing all fees and expenses for traditional brokerage accounts and one for wrap accounts. This disclosure would be consistent with the Trust’s disclosure on page 3. Additionally, the front cover should show the buffer net of fees and expenses.

Response:The disclosure on the front cover has been revised as follows:

“The Trust is designed to participate in positive price returns of the SPDR(R) S&P 500(R) ETF Trust (“SPY” or the “Underlying ETF”) up to a cap of ____% (before applicable sales charges and organization costs), ____% (after sales charges and organization costs for Units purchased through a traditional brokerage account) and ____% (after sales charges and organization costs for Units purchased through a “wrap fee” account), while seeking to provide a buffer against 100% of Underlying ETF losses (before applicable sales charges and organization costs), ____% (after sales charges and organization costs for Units purchased through a traditional brokerage account) and ____% (after sales charges and organization costs for Units purchased through a “wrap fee” account) (“Outcomes”) over the period from the Trust’s inception (February __, 2023) until the Trust’s termination date (May 14, 2024) (the “Outcome Period”).”

3.Please consider ordering the “Portfolio” section and “Risk Factors” section next to each other, which is the format used for all other First Trust UITs.

Response:The Trust has moved the “Portfolio” section after the “The FT Series” section to better align with other First Trust UITs.

Portfolio

4.The Staff notes the Trust’s objective states, “The Trust seeks to provide returns based on the price performance of shares of the Underlying ETF, subject to a capped amount.” Please revise this sentence to state the return is before fees and expenses and that the returns “match” the price performance of shares of the Underlying ETF.

Additionally, please add the following statement to the Trust’s objective: “…while seeking to provide a buffer (before fees and expenses) against 100% of Underlying ETF losses during the period from _______ to _______.”

Response:In accordance with the Staff’s comment, the Trust’s objective has been revised as follows:

“The Trust seeks to provide returns (before applicable sales charges and organization costs) that match the price return of the Underlying ETF up to a predetermined upside cap of ____% while providing a buffer (before applicable sales charges and organization costs) against 100% of Underlying ETF losses during the period from February 14, 2023 to May 14, 2024.”

5.Please consider adding disclosure explaining the significance of a “Deep Buffer” as indicated in the Trust’s name (i.e., that the buffer is considered a “Deep Buffer” because, unlike buffers that limit losses up to a certain percentage (e.g., the first 20%), it covers 100% of losses tied to the price performance of shares of the Underlying ETF).

Response:The Trust believes the disclosure throughout the prospectus adequately and prominently explains the 100% buffer, and therefore, additional disclosure explaining the deep buffer is not necessary.

6.The Staff notes the disclosure states, “The FLEX Options are intended to generate returns based on the price performance of the Underlying ETF.” Please change “based on” to “that match.”

Response:The Trust notes that while the objective of the Trust taken as a whole is to match the price performance of the Underlying ETF while providing a buffer against losses, the referenced disclosure refers to the individual FLEX Options, not all of which serve to match the price performance of the Underlying ETF (e.g., the at-the-money purchased put option serves to provide the buffer). Therefore, the Trust believes the disclosure, as currently presented, is accurate for investor comprehension.

7.The Staff notes the disclosure states, “The Trust is designed for Unit holders who intend to purchase Units at the Trust’s inception and hold them until May 14, 2024…” Please make clear that Unit holders may not purchase units after the inception date. Please also make sure this point is made clear throughout the disclosure.

Response:The Trust has revised the above-referenced disclosure as follows:

“The Trust is designed for Unit holders who intend to purchase Units at the Trust’s inception, the only day Units are available for sale, and hold them until May 14, 2024.”

8.Please make sure the disclosure in the “Portfolio” section shows the cap and buffer amounts before and after fees and expenses, as the Staff suggested for the front cover of the prospectus. If the Trust wants to show a separate presentation for wrap and brokerage accounts, the Trust should follow the format the Staff suggested for the front cover.

Response:The disclosure has been revised in accordance with the Staff’s comment and matches the format of the disclosure referenced in the Trust’s response to Comment 2 above.

9.The Staff notes the disclosure states, “…while also providing downside “buffered” protection of up to 100% of net asset value of the decline in the Underlying ETF…” Why is the buffered protection tied to net asset value rather than just a decline? Is there a difference? The Staff notes that the disclosure states net asset value, while other disclosure states a decline or loss. Please revise for consistency. Additionally, if 100% of the net asset value of the decline means something other than a 100% decline, that needs to be made clear in the disclosure so Unit holders know 100% is not really 100%.

Response:The Trust has removed “of net asset value” from the above-referenced disclosure.

10.Unlike other First Trust UIT buffer products (e.g., the 20% buffer in FT 9630), the buffer here is unknown until the end of the period. Therefore, consider replacing the disclosure by stating, if true, that even though the Trust provides 100% protection against negative performance of the ETF, a Unit holder’s loss will be equal to sales charges and organization costs of __% for traditional brokerage accounts and __% for wrap accounts.

The Staff notes there was confusion as to why a line regarding total return in addition to covering the cap and buffer is included. The Staff was not following what this is supposed to show in addition to what is already disclosed. The Staff assumes that total return is intended to show what a Unit holder gets after application of caps and buffers after each example. If that is the case, the disclosure should make that clear.

Response:The Trust notes that the buffer is similar to other First Trust UIT buffered products and is known throughout the life of the Trust, as the buffer always offers 100% downside protection regardless of the decline in the Underlying ETF. The reference to total return has been removed. Please refer to the Trust’s response to Comment 11 below. To better clarify the disclosure, the Trust has also revised the disclosure to include the following:

“The Buffered Protection of up to 100% of Underlying ETF losses is taken into account before applicable sales charges and organization costs, meaning a Unit holder’s maximum loss will be equal to ___% for Units purchased through a traditional brokerage account and ___% for Units purchased through a “wrap fee” account.”

11.The Staff notes the disclosure states, “The maximum annualized total return is…” Returns should be based on the 15-month term of the Trust and not annualized. Please revise throughout.

Response:The above-referenced disclosure has been removed from the prospectus.

12.The Staff notes the disclosure refers to “partial downside protection.” Please remove “partial” since the Trust provides a 100% buffer.

Response:The disclosure has been revised in accordance with the Staff’s comment.

13.The Staff notes the disclosure states, “For Units purchased through a “wrap fee” account not subject to the Trust’s initial sales charge, the capped upside and partial downside protection will be reduced by the amount of the Trust’s creation and development fee and organization costs, equal to ____%.” If the creation and development fee is included in costs of the Trust, please add this concept throughout the prospectus.

Response:The above-referenced disclosure has been revised in accordance with the Staff’s comment. Please refer to the Trust’s response to Comment 10 above.

14.The Staff notes the disclosure states, “The price at which you will be able to purchase Units will be based on their valuation at the Evaluation Time on the date you purchase your Units, which will be higher than $10 per Unit because of the Trust’s sales charges, which will impact your potential returns and therefore your return will be less than the Capped Return.” Is it true that the price at which Unit holders purchase will be higher than $10 per Unit? Isn’t it higher or lower based on market price? It would seem this sentence is intended to cover purchases after the Initial Date of Deposit, which the Staff understands is not the case. As previously noted, please clarify and make clear that Unit holders are only able to purchase on day one.

Response:In accordance with the Staff’s comment, the disclosure has been revised as follows:

“The price at which you will be able to purchase Units will be based on their valuation at the Evaluation Time on the Initial Date of Deposit, which will be higher than $10 per Unit (the Trust’s net asset value per Unit on the Initial Date of Deposit) because of the Trust’s sales charges and organization costs, which will impact your potential returns and therefore your return will be less than the Capped Return.”

15.Under the first two “Illustrative Market Scenario,” please change the intro to “The price of the Underlying ETF increases above a Capped Return of ___%” and “The price of the Underlying ETF increases between 0% and a Capped Return of ___%,” respectively.

Response:The disclosure has been revised in accordance with the Staff’s comment.

16.For each “Illustrative Market Scenario,” please also state what the percentage will be after sales charges and organization costs.

Response:The disclosure has been revised in accordance with the Staff’s comment.

17.For the last “Illustrative Market Scenario,” wouldn’t the Trust provide Unit holders with a “buffered” total return of the Unit holder’s original principal, rather than 0%?

Response:The Trust notes that a total return of 0% is equivalent to a return of original principal and therefore believes that the disclosure, as currently presented, is appropriate for investor comprehension. The Trust has revised the disclosure to state what the maximum loss would be after taking into account sales charges and organization costs.

18.The Staff notes the “Hypothetical Performance Return Chart” states that, “This chart does not take into account payment by the Trust of applicable sales changes and organization costs…” Doesn’t the Unit holder pay these costs? If so, please delete this language.

Response:In accordance with the Staff’s comment, “the Trust” has been replaced with “Unit holders.”

19.To avoid confusion, consider moving “Underlying ETF value for “Buffered” return” and “Underlying ETF value for “Capped” return” to a column of the “Hypothetical Performance Return Chart.”

Response:The disclosure has been revised in accordance with the Staff’s comment.

20.The Staff notes the disclosure states, “The ATM Purchased Put Options are intended to provide a buffer against approximately 100% of Underlying ETF losses based on the decrease between the Initial Underlying ETF Level and the price of the Underlying ETF on the FLEX Option Expiration Date.” Earlier disclosure does not include the caveat “approximately” when describing the buffer against 100% of Underlying ETF losses. Please reconcile.

Response:The Trust confirms the term “approximately” was removed from the above-referenced disclosure.

21.Please update the description of the Underlying ETF’s principal investment Strategies with information from the Underlying ETF’s most recent prospectus.

Response:The disclosure has been revised in accordance with the Staff’s comment.

Hypothetical Examples

22.Please provide the Staff with examples of actual numbers in the “Hypothetical Examples” section to help us better understand the disclosure.

Response:Pursuant to the Staff’s request, examples of actual numbers for the “Hypothetical Examples” section for the Trust, as of February 8, 2023, has been set forth in Exhibit A to this response. The Trust notes these are example numbers and will likely change on the Initial Date of Deposit.

23.The Staff notes the disclosure states, “Because of the Buffered Protection feature, the Unit holder’s loss would be less than the price return (not including returns from dividends) from a direct investment in the Underlying ETF.” The way the buffer works, Unit holders should not have a “loss” before accounting for expenses. Instead, consider revising to make clear that a Unit holder’s return would be better than the price return of the ETF because of the buffer. Please make the disclosure edits consistent throughout each example.

Response:In accordance with the Staff’s comment, the disclosure has been revised as follows:

“Because of the Buffered Protection feature, the Unit holder’s return would be better than the price return (not including returns from dividends) from a direct investment in the Underlying ETF.”

Risk Factors

24.Please explain to the Staff why the “Small and/or Mid Capitalization Companies” risk factor is necessary given the Underlying ETF fully replicates the S&P 500 Index, which consists of only large capitalization companies.

Response:The Trust confirms the “Small and/or Mid Capitalization Companies” risk factor has been removed.

25.Please confirm the accuracy of the “Large Capitalization Companies” risk factor which states “Certain of the securities held by SPY are large capitalization companies.”

Response:The first sentence of the “Large Capitalization Companies” risk has been revised as follows:

“The securities held by SPY are large capitalization companies.”

26.The Staff notes the “Buffered Loss Risk” states that, “A shareholder may lose their entire investment.” Please confirm the accuracy of this statement since the Trust provides a 100% buffer.

Response:The Trust notes that while the Trust’s strategy is designed to provide a 100% buffer, the referenced disclosure is intended to convey the remote possibility of a failure of the Trust’s strategy due to catastrophic events. The Trust believes this disclosure is necessary to inform Unit holders of all the risks attendant to investing in the Trust.

27.The Staff notes the “Buffered Loss Risk” states that, “The Trust’s strategy seeks to deliver returns that match the price return of the Underlying ETF (up to the cap), while limiting downside losses…” According to the strategy disclosure, the Trust is designed to provide downside buffered protection of up to 100% of net asset value of the decline in the Underlying ETF. Please consider revising the term “limiting” to “covering.”

Response:The disclosure has been revised in accordance with the Staff’s comment.

28.Given the OCC guarantee, does the Trust need “Counterparty Risk”? The Staff notes that defined outcome ETFs have removed this risk.

Response:The Trust believes the “Counterparty Risk” is appropriate for investor comprehension and consistent with other defined outcome products.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon

Exhibit A

Hypothetical Examples

The examples that follow illustrate various scenarios with respect to the FLEX Options held by the Trust. The assumptions made in connection with these examples may not reflect actual events. You should not take any example as an indication or assurance of the expected performance of the Underlying ETF, the FLEX Options or the Trust Units.

These examples do not attempt to present any projection of actual Trust performance. These examples are merely intended to illustrate the operation of the FLEX Options and the return or loss in certain situations. The hypothetical returns shown below do not reflect the deduction of the Trust’s sales charges or organization costs. Please note that the examples assume a capped return of approximately 10.04% (before the applicable sales charges and organization costs) and a buffer of 100% (before applicable sales charges and organization costs).

Example 1 - FLEX Option Expiration Date closing price of the Underlying ETF increases by 40%

The following provides an example of how the FLEX Options and cash held by the Trust would perform should the FLEX Option Expiration Date closing price of the Underlying ETF increase by 40% over the Initial Underlying ETF Level. Under this scenario, a $1,000.00 investment in the FLEX Options and cash held by the Trust would provide a hypothetical return of approximately $1,100.90 on the Trust’s Mandatory Termination Date, consisting of:

•	receiving value of approximately $1,405.32 on the ITM Purchased Call Options,
•	no value being realized with respect to the ATM Purchased Put Options, as they would expire worthless,
•	losing value of approximately $301.14 on the OTM Written Call Options, and
•	losing value of approximately $3.28 to pay the Trust’s annual operating expenses.

In this example, participation in the appreciation of the Underlying ETF is capped by the Capped Return feature. Therefore, an investment in the FLEX Options and cash held by the Trust does not benefit from the full appreciation of the Underlying ETF during the term of the Trust. Because of the Capped Return feature, return will be less than a direct investment in the Underlying ETF, which would not be subject to such a Capped Return. In this example, return on an investment in the FLEX Options and cash held by the Trust is not affected by the Buffered Protection feature.

In this example, the hypothetical total return on an investment in the FLEX Options and cash held by the Trust, after the Trust’s annual operating expenses, would be approximately 10.04%. The total return on an investment in the Trust under this scenario would be less than 10.04% because the price of Units will include the applicable sales charges and organization costs. The price at which you will be able to purchase Units will be based on their valuation at the Evaluation Time on the date you purchase your Units, which will be higher than $10 per Unit, which will reduce your potential returns. The hypothetical return above does not reflect the deduction of any sales charges or organization costs.

Example 2 - FLEX Option Expiration Date closing price of the Underlying ETF increases by 5%

The following provides an example of how the FLEX Options and cash held by the Trust would perform should the expiration date closing price represent a 5% increase over the Initial Underlying ETF Level. Under this scenario, a $1,000.00 investment in the FLEX Options and cash held by the Trust would provide a hypothetical return of approximately $1,050.70 on the Trust’s Mandatory Termination Date, consisting of:

•	receiving value of approximately $1,053.99 on the ITM Purchased Call Options,
•	no value being realized with respect to the ATM Purchased Put Options or OTM Written Call Options, as each would expire worthless, and
•	losing value of approximately $3.28 to pay the Trust’s annual operating expenses.

In this example, upside exposure to the Underlying ETF is similar to the price return (not including returns from dividends) available from a direct investment in the Underlying ETF. In this example, return on an investment in the FLEX Options and cash held by the Trust is not affected by the Buffered Protection feature or the Capped Return feature.

In this example, the hypothetical total return on an investment in the FLEX Options and cash held by the Trust, after the Trust’s annual operating expenses, would be approximately 5.02%. The total return on an investment in the Trust under this scenario would be less than 5.02% because the price of Units will include the applicable sales charges and organization costs. The price at which you will be able to purchase Units will be based on their valuation at the Evaluation Time on the date you purchase your Units, which will be higher than $10 per Unit, which will reduce your potential returns. The hypothetical return above does not reflect the deduction of any sales charges or organization costs.

Example 3 - FLEX Option Expiration Date closing price of the Underlying ETF decreases by 20%

The following provides an example of how the FLEX Options and cash held by the Trust would perform should the expiration date closing price represent a 20% decrease from the Initial Underlying ETF Level. Under this scenario, a $1,000.00 investment in the FLEX Options and cash held by the Trust would provide a hypothetical return of approximately $1,000.51 on the Trust’s Mandatory Termination Date, consisting of:

•	receiving value of approximately $803.03 on the ITM Purchased Call Options,
•	receiving value of approximately $200.76 on the ATM Purchased Put Options,
•	no value being realized with respect to the OTM Written Call Options, as they would expire worthless, and
•	losing value of approximately $3.28 to pay the Trust’s annual operating expenses.

In this example there are benefits from the Buffered Protection feature provided where the price of the Underlying ETF on the FLEX Option Expiration Date represents a decrease from the Initial Underlying ETF Level. Because of the Buffered Protection feature, the Unit holder’s return would be better than the price return (not including returns from dividends) from a direct investment in the Underlying ETF. In this example, return on an investment in the FLEX Options and cash held by the Trust is not affected by the Capped Return feature.

In this example, the hypothetical total return on an investment in the FLEX Options and cash held by the Trust, after the Trust’s annual operating expenses, would be approximately 0.00%. The total return on an investment in the Trust under this scenario would be less than 0.00% because the price of Units will include the applicable sales charges and organization costs. The price at which you will be able to purchase Units will be based on their valuation at the Evaluation Time on the date you purchase your Units, which will be higher than $10 per Unit, which will reduce your potential returns. The hypothetical return above does not reflect the deduction of any sales charges or organization costs.

Example 4 - FLEX Option Expiration Date closing price of the Underlying ETF decreases by 100%

The following provides an example of how the FLEX Options and cash held by the Trust would perform should the expiration date closing price represent a 100% decrease from the Initial Underlying ETF Level. Under this scenario, a $1,000.00 investment in the FLEX Options and cash held by the Trust would provide a hypothetical return of approximately $1,000.54 on the Trust’s Mandatory Termination Date, consisting of:

•	receiving value of approximately $1,003.82 on the ATM Purchased Put Options,
•	no value being realized with respect to the ITM Purchased Call Options or OTM Written Call Options, as each would expire worthless, and
•	losing value of approximately $3.28 to pay the Trust’s annual operating expenses.

In this example, there are benefits from the Buffered Protection feature and a loss less than the loss that would have resulted from a direct investment in the Underlying ETF (not including returns from dividends). In this example, return on an investment in the FLEX Options and cash held by the Trust is not affected by the Capped Return feature.

In this example, the hypothetical loss on an investment in the FLEX Options and cash held by the Trust, after the Trust’s annual operating expenses, would be approximately 0.01%. The total return on an investment in the Trust under this scenario would be less than 0.01% because the price of Units will include the applicable sales charges and organization costs. The price at which you will be able to purchase Units will be based on their valuation at the Evaluation Time on the date you purchase your Units, which will be higher than $10 per Unit, which will reduce your potential returns. The hypothetical return above does not reflect the deduction of any sales charges or organization costs.

THE RETURN ON UNITS REDEEMED PRIOR TO THE TERMINATION OF THE TRUST WILL LIKELY BE LESS THAN THE ORIGINAL PUBLIC OFFERING PRICE AND THE RETURN THAT A UNIT HOLDER COULD EXPECT IF UNITS WERE HELD UNTIL THE TRUST’S TERMINATION. IN ADDITION, DURING THE LIFE OF THE TRUST, THE UNIT VALUE WILL NOT MOVE PROPORTIONALLY WITH CHANGES IN THE VALUE OF SPY. ANY REDEMPTION OF UNITS PRIOR TO THE TRUST’S TERMINATION COULD RESULT IN A SUBSTANTIAL LOSS.